UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 2)


                     United American Healthcare Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    90934C105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)
----------

CUSIP No.90934C105                  13G                    Page __ of___ Pages


--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Strategic Turnaround Equity Partners, L.P. (Cayman)
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          158,336
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            158,336
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         158,336
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.86%(1)
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

(1) Based on 8,574,777 shares of common stock outstanding as of January 22, 2007 as reported by the Issuer in Form 10-Q filed with the Securities and Exchange Commission on January 25, 2007.

CUSIP No. 90934C105                13G                    Page __ of___ Pages


--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      Bruce Galloway
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           8,500
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          237,888
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         8,500
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            237,888
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         246,388
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          [_]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.87%(1)
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

(1) Based on 8,574,777 shares of common stock outstanding as of January 22, 2007 as reported by the Issuer in Form 10-Q filed with the Securities and Exchange Commission on January 25, 2007.

CUSIP No. 90934C105                  13G                    Page __ of___ Pages


--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      Gary Herman
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,350
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          159,386
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,350
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            159,386
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          160,736
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          [_]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          1.87%(3)
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

(1) Based on 8,574,777 shares of common stock outstanding as of January 22, 2007 as reported by the Issuer in Form 10-Q filed with the Securities and Exchange Commission on January 25, 2007.

CUSIP No.90934C105                   13G                    Page __ of __ Pages


Item 1(a).  Name of Issuer:

            United American Healthcare Corporation (the "Issuer")

            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                   300 River Place , Suite 4950
                   Detroit, Michigan 48207

            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:


Item 2(a).  Name of Persons Filing:


            Strategic Turnaround Equity Partners, L.P. (Cayman, Bruce Galloway and Gary Herman (Collectively, the "Reporting Persons").
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Strategic Turnaround Equity Partners, L.P. (Cayman): c/o Stuarts Corporate Services, Ltd., P.O. Box 2510 GT, 4th Floor, One Cayman Financial Centre, 36A Dr. Roy's Drive, Georgetown, Grand Cayman, Cayman Island c/o Galloway Capital Management, LLC (Cayman), 720 Fifth Avenue, 10th Floor, New York, NY 10019.

            Bruce Galloway and Gary Herman: c/o Galloway Capital Management, LLC (Cayman), 720 Fifth Avenue, 10th floor, New York, New York 10019.

            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            Strategic Turnaround Equity Partners, L.P. (Cayman): Cayman Islands Bruce Galloway: United States Gary Herman: United States
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            This statement on Schedule 13G is being filed with respect to Common Stock, no par value (the "Common Stock") of the Issuer.
            --------------------------------------------------------------------

CUSIP No.90934C105                   13G                    Page __ of __ Pages

Item 2(e).  CUSIP Number:

                           90934C105
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     (a) Amount beneficially owned:

            Strategic Turnaround Equity Partners, L.P. (Cayman): 158,336 Bruce
            Galloway: 246,388(1)(2)
            Gary Herman: 160,736(1)(2)

CUSIP No.90934C105                   13G                    Page __ of __ Pages

(1) 8,500 shares owned by Mr. Galloway. 25 shares held by Mr. Galloway's his child for whom Mr. Galloway has the power to vote and dispose, 72,274 shares owned by Jacombs Investment Inc., for which Mr. Galloway is the sole owner and serves as an officer and has the power to vote and dispose the shares, 7,280 shares owned by RexonGalloway Capital Growth LLC, an investment company ("RexonGalloway") for which Mr. Galloway owns 50% of its shares and has the power to vote and dispose the shares, and 158,336 shares held by Strategic Turnaround Equity Partners, L.P.(Cayman)("STEP").

Mr. Galloway and Mr. Herman are the managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Galloway may be deemed to directly beneficially own the shares held by his child, Jacombs, RexonGallowy and may be deemed indirectly beneficially own, together with Mr. Herman, the shares held by STEP. Mr. Galloway disclaims beneficial ownership of the shares directly beneficially owned, together with Mr. Herman, by STEP, except to the indirect interests by virtue of Mr. Galloway being, together with Mr. Herman, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.

(2) 1,350 shares owned by Mr. Herman. 1,050 shares held by FBR, Inc. ("FBR") for which Mr. Herman is the sole owner and serves as an officer and has the power to vote and dispose, and 158,336 shares owned by STEP.

Mr. Herman and Mr. Galloway are managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Herman may be deemed to directly beneficially own the shares held by FBR and may be deemed indirectly beneficially own, together with Mr. Galloway, the shares held by STEP. Mr. Herman disclaims beneficial ownership, together with Mr. Galloway, of the shares directly beneficially owned by STEP, except to the indirect interests by virtue of Mr. Herman being, together with Mr. Galloway, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.
                ----------------------------------

     (b) Percent of class:

            The information in items 1, and 5 through 11 on each of the three cover pages of this Schedule 13G is hereby incorporated by reference.

The information provided under this section is based on 8,574,777 shares of common stock outstanding as of January 22, 2007 as reported by the Issuer in Form 10-Q filed with the Securities and Exchange Commission on January 25, 2007.
          ----------------------------------------------------------------------

     (c) Number of shares as to which such person has:

            The information in items 1, and 5 through 11 on each of the three cover pages of this Schedule 13G is hereby incorporated by reference

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

CUSIP No.90934C105                   13G                    Page __ of __ Pages

                           Not Applicable
         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                           Not Applicable
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


                           Not Applicable
         -----------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

                           Not Applicable
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

                           Not Applicable.
          ----------------------------------------------------------------------

Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007



                              Strategic Turnaround Equity Partners, LP (Cayman)
                                   By: /s/ Gary Herman
                                       ---------------------------
                                   Name:  Gary Herman
                                   Title:  Managing Member of Galloway
                                   Capital Management, LLC, the
                                   Investment Advisor of Strategic
                                   Turnaround Equity Partners, LP (Cayman)

                                   Galloway Capital Management, LLC
                                   By: /s/ Gary Herman
                                       ---------------------------
                                   Name: Gary Herman
                                   Title:  Managing Member



                                   By:
                                       ---------------------------
                                            Bruce Galloway


                                   By:
                                       ---------------------------
                                                Gary Herman